SECU 14045402 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Dugan **(212) 888-2290**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.J. Whitman LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Linda M. Vitale
LINDA M. VITALE
Notary Public, State of New York
No. 01VI4867754
Qualified in Queens County
Commission Expires August 11, 2010 14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)
Index
December 31, 2013

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Independent Auditor's Report

To the Member of M.J. Whitman LLC

We have audited the accompanying consolidated statement of financial condition of M.J. Whitman LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.J. Whitman LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)
Consolidated Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	1,883,423
Receivable from clearing broker		661,582
Receivable from affiliates		57,985
Furniture and equipment (net of accumulated depreciation and amortization of $46,721)		16,661
Other assets		51,535
Total assets	$	2,671,186
Liabilities and Member's Capital		
Accrued expenses	$	483,171
Taxes payable to parent		31,030
Total liabilities		514,201
Commitments and contingencies (Note 6)		
Member's capital		2,156,985
Total liabilities and member's capital	$	2,671,186

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Description of Business

M.J. Whitman LLC ("MJW") is a wholly owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). MJW has one wholly owned subsidiary, Private Debt LLC, (together with MJW, the "Company"). MJW, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Company. The Parent also owns Third Avenue Management LLC ("TAM"), an investment advisor to the Third Avenue Trust and Third Avenue Variable Series Trust, separately managed accounts, and other investment products.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with J.P. Morgan Clearing Corporation ("JPMCC"). All of MJW's customer accounts are introduced on a fully disclosed basis to, and carried by, JPMCC. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) and (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates
The statement of financial condition includes the accounts of MJW and its wholly owned subsidiary, although MJW does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany accounts have been eliminated. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the statement of financial condition and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments, including money market mutual funds and marketable securities with original maturities of three months or less, to be cash equivalents.

Revenue Recognition
Securities transactions and related revenues and expenses are recorded on a trade date basis.

The Company receives fees for sales and servicing related to shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees are based on a percentage of the net assets of the mutual funds.

Furniture and Equipment
Property and equipment are stated at cost and are depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Costs of maintenance and repairs are charged to expense, while costs of significant renovations and betterments are capitalized.

Income Taxes

The Company is not subject to federal or New York State income taxes. The Parent, as the sole member of the Company, is responsible for reporting the Company's income and expenses on its partnership tax returns.

The Company is subject to New York City unincorporated business taxes, with its results being included on the New York City unincorporated business tax return filed by its Parent. The Parent allocates this tax to the Company as if the Company were a separate taxpayer. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Parent, and the Company, did not have any unrecognized tax benefits in the accompanying statement of financial condition. The Parent and the Company may be subject to examination by federal, state, local or foreign taxing authorities. As of December 31, 2013, the tax returns that remain subject to examination under the appropriate statute of limitations are generally the returns filed for the years from 2010 forward, although in certain jurisdictions in which the Parent or the Company file tax returns, 2009 returns may still be open to examination.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The rule prohibits a broker-dealer from engaging in securities transactions when its net capital falls below a specified minimum amount. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2013, the Company had net capital of $2,003,293, which exceeded the required net capital of $250,000 by $1,753,293.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and JPMCC which requires, among other things, for JPMCC to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

The Company operates under an exemptive provision of SEC Rule 15c3-3 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through JPMCC on a fully disclosed basis.

4. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through JPMCC on a fully disclosed basis. The Company pays JPMCC a fixed ticket charge for clearing its transactions and other expenses such as floor brokerage and custody fees. At December 31, 2013, $661,582 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to JPMCC.

5. Furniture and Equipment

Furniture and equipment at December 31, 2013 are summarized as follows:

Furniture and equipment	$	63,382
Less: Accumulated depreciation and amortization		(46,721)
	$	16,661

During 2013, the Company disposed of approximately $114,000 of fully depreciated furniture and equipment.

6. Commitments and Contingencies

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Parent is obligated under noncancelable lease agreements through August 2022. The Company and its affiliates will be allocated a portion of the expenses by the Parent. Minimum rental commitments of the Parent under these leases are as follows:

Year Ending		Minimum Rental Commitments
2014	$	2,519,820
2015		2,522,736
2016		2,412,900
2017		2,600,000
2018		2,600,000
Thereafter		9,662,502

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

8. Related Party Transactions

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the statement of financial condition was issued and has determined that there were no material events that would require an adjustment to or additional disclosure in the Company's statement of financial condition.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member of M.J. Whitman LLC

In planning and performing our audit of the consolidated financial statements of M.J. Whitman LLC and its subsidiary (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

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This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014